Ryan A. Murr 415.733.6024 rmurr@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Three Embarcadero Center 24th Floor San Francisco, CA 94111 T: 415.733.6000 F: 415.677.9041
September 28, 2010

Via EDGAR

Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4720
Washington, D.C.  20549

Re:	Apricus Biosciences, Inc. f/k/a NexMed, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-169132

Dear Mr. Riedler:

As discussed, the above-referenced Registration Statement on Form S-1 of Apricus Biosciences, Inc., has been filed on the date hereof.  Please note that Amendment No. 2 has been filed solely for the purpose of adding exhibits to the original filing.

On September 24, 2010, we requested that the above-reference Registration Statement be accelerated to today, Tuesday, September 28, 2010, at 5:30 p.m. (Eastern), or as soon thereafter as practicable.  Thank you for your assistance.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

cc:	Bassam B. Damaj, Ph.D., Apricus Biosciences, Inc. (formerly NexMed, Inc.)